SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2022, incorporated by reference herein:
Exhibit

99.1

Release dated March 7, 2022, “Dealings in securities by a director”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: March 7, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ”)
DEALINGS IN SECURITIES BY A DIRECTOR

In

compliance

with

paragraphs

3.63

to

3.74

of

the

JSE

Limited

Listings

Requirements
(“ Listings Requirements
”),

the

following

information

regarding

transactions

by

a

director

of
DRDGOLD is disclosed:
Name of director: Mr Niël Pretorius
Nature of transactions:
Sale of DRDGOLD ordinary shares

Class of security: Ordinary shares
Nature and extent of director’s interest: Direct beneficial
Confirmation of on-market or off-market: On-market
Transaction 1 :
Date on which the transaction was effected: 2 March 2022
Number of ordinary shares: 4 240
Price per ordinary share: R15.25
Total

value of transaction:
R64 660.00
Transaction 2 :
Date on which the transaction was effected: 4 March 2022
Number of ordinary shares: 95 860
Price per ordinary share: R15.05

Total

value of transaction:
R1 442 693.00
In compliance with paragraph 3.66

of the Listings Requirements, prior clearance

to deal in the

above
securities was obtained from

the chairman of the

board of directors

of DRDGOLD.

The above trades
were completed outside of a closed period.

Following

the

aforementioned

sales,

Niël

Pretorius

directly

owns

804

816

ordinary

shares

in
DRDGOLD.
Johannesburg
7 March 2022
Sponsor

One Capital